COMMENTS RECEIVED ON 11/05/2020

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Growth Opportunities ETF, Fidelity Magellan ETF, Fidelity Real Estate Investment ETF, Fidelity Small-Mid Cap Opportunities ETF

POST-EFFECTIVE AMENDMENT NO. 76

1)

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinions as exhibits to the registration statement.

2)

All funds

“Cover” (prospectus)

“This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

• You may have to pay more money to trade the ETF's shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

• The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

• These additional risks may be even greater in bad or uncertain market conditions.

• The ETF will publish on its website each day a "Tracking Basket" designed to help trading in shares of the ETF. While the Tracking Basket includes some of the ETF's holdings, it is not the ETF's actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance.

For additional information regarding the unique attributes and risks of the ETF, see the sections entitled "Principal Investment Risks" (in the Fund Summary and Fund Basics sections) and “Additional Information about the Fund” (in the Shareholder Information section) below.”

C:

The Staff requests we confirm that the legend above appears on the outside front cover of the prospectus, as well as on the funds’ websites and any marketing materials.

R:

The legend above is included on the outside front cover of the prospectus, as well as each fund’s website and any marketing material, as required by Fidelity’s exemptive order (1940 Act Rel. No. 33712/December 10, 2019)(“Order”).

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain whether the fee waiver and/or expense reimbursement is recoupable and, if so, that we disclose and provide the terms of recoupment in a footnote.

R:

The funds will not have a fee waiver or expense reimbursement.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The fund is an actively managed ETF that operates pursuant to an exemptive order from the Securities and Exchange Commission (Order) and is not required to publicly disclose its complete portfolio holdings each business day. Instead, the fund publishes each business day on its website a “Tracking Basket,” which is designed to closely track the daily performance of the fund but is not the fund’s actual portfolio. The Tracking Basket is comprised of: (1) select recently disclosed portfolio holdings (Strategy Components); (2) liquid ETFs that convey information about the types of instruments (that are not otherwise fully represented by the Strategy Components) in which the fund invests (Representative ETFs); and (3) cash and cash equivalents. For additional information regarding the Tracking Basket, see “Additional Information about the Fund – Tracking Basket Structure” below.”

C:

The Staff requests we revise this disclosure to state that each fund is an “actively managed non-transparent ETF” and make corresponding changes throughout the prospectus.

R:

The ETFs disclose substantial information to the marketplace, including a Tracking Basket that is comprised of select recently disclosed portfolio holdings and ETFs that convey information about the fund’s holdings. This information, which is required by the Order and disclosed in detail in the prospectus and statement of additional information, as well on the ETFs’ website, provides transparency into the fund’s portfolio holdings. In addition, the ETFs have prominent disclosure in the prospectus, including a legend on the front outside cover, that informs investors of the differences between these ETFs and traditional ETFs. Given the level of disclosure and transparency provided, we believe it would be a misnomer to characterize the ETFs as “non-transparent.” Moreover, we note that the Order does not require description of the ETFs as “non-transparent ETFs.” Accordingly, we respectfully decline to make the requested change.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in this section that the funds do not have a minimum overlap requirement for the Tracking Basket and disclose the risks of not having a minimum overlap requirement in the Principal Investment Risks section, if appropriate. In addition, the Staff requests we consider noting in the prospectus that the funds will incur costs to operate the Tracking Basket.

R:

As required by the Order, and disclosed in the prospectus, the funds will disclose Tracking Basket Weight Overlap on their website each business day. The Order does not require disclosure of a minimum overlap requirement. Moreover, the absence of a minimum overlap requirement is not a principal investment risk of the fund. Therefore, we have not included the requested disclosure. We also note that the funds currently disclose that there is no minimum overlap required under “Principal Investment Strategies” in “Fund Basics – Investment Details.” The costs of developing and maintaining the tracking basket are fund operating expenses covered by FMR under its management contract, otherwise, it is generally expected that costs associated with creations and redemptions will be offset by transaction fees that may be imposed on Authorized Participants, as is the case for all ETFs. We believe that each fund’s expenses are appropriately disclosed in the prospectus.

7)

Fidelity Growth Opportunities ETF, Fidelity Magellan ETF, and Fidelity Real Estate Investment ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities.”

C:

The Staff requests we disclose the market capitalization policy for each fund’s equity securities.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular market capitalization. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

If investing in emerging markets securities is a principal investment strategy of each fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of each fund. As a result, each fund believes the current strategy and risk disclosure is appropriate.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether each fund’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect each fund and its investments. If each fund believes that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in each fund’s “Fund Basics ‐ Principal Investment Risks”:

“Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. A fund's NAV changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. In addition, because each fund may invest a significant percentage of assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in a fund.”

In addition, the following disclosure is included in each fund’s SAI:

Disruption to Financial Markets and Related Government Intervention. Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it remains uncertain that the U.S. Government or foreign governments will intervene in response to current or future market disturbances and the effect of any such future intervention cannot be predicted.

10)

Fidelity Growth Opportunities ETF and Fidelity Real Estate Investment ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.”

C:

If mid-cap investing is a principal strategy, the Staff requests we disclose in the “Principal Investment Strategies” section.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular market capitalization. Accordingly, we have not modified disclosure. We note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

11)

Fidelity Magellan ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in either "growth" stocks or "value" stocks or both.”

C:

The Staff requests we provide risks associated with the growth and value stocks referenced in the “Principal Investment Strategies” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ “Stock Market Volatility” in the “Investment Details” section.”

12)  Fidelity Real Estate Investment ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments.”

C:

The Staff requests we provide examples of real estate related investments in the full prospectus.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose the fund’s principal investment strategies. General Instruction C. (3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment Details” section. In that section, we currently include the following: “Companies in the real estate industry and real estate related investments may include, for example, Real Estate Investment Trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies.”

13)

Fidelity Real Estate Investment ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in the full prospectus that that real estate related investments derive at least 50% of their profit or revenue from the real estate industry or commit at least 50% of their assets to the real estate industry.

R:

As disclosed in the fund’s SAI, Fidelity may consider a company to be principally engaged in the real estate industry if: (i) at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate, or (ii) a third party has given the company an industry or sector classification consistent with real estate. Accordingly, we have not modified the disclosure.

14)

Fidelity Small-Mid Cap Opportunities ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market cap range of the Russell 2500 Index as of a recent date.

R:

We believe that the current definition of market capitalization, which refers to the Index, is reasonable and consistent with the Staff’s interpretation of Rule 35d‐1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d‐1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well‐publicized index by name rather than giving a snapshot of the capitalization.

15)

Fidelity Magellan ETF and Fidelity Small-Mid Cap Opportunities ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a value investing risk to “Principal Investment Risks” in the “Fund Basics” section for these funds.

R:

The risk associated with this specific investment style is not a principal investment risk of these funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.

16)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

17)

All funds

“Fund Management” (prospectus)

C:

The Staff requests we discuss the Board review threshold in the prospectus.

R:

The Board’s oversight functions are generally disclosed in the prospectus and statement of additional information in accordance with the requirements under Form N-1A.  We are not aware of any additional disclosure requirements to discuss Board review thresholds.  We respectfully decline to include the requested disclosure.

18)

All funds

“Investment Policies and Limitations” (SAI)

“Loans”

C:

The Staff asserts that, except for repurchase agreements, the funds cannot invest in the instruments listed in the “Loans” section and requests we revise this section accordingly.

R:

We respectfully decline to make this change to the funds’ fundamental policies as the Order does not require that these restrictions be fundamental. We note that there is disclosure preceding the fundamental investment limitations clarifying that, notwithstanding such limitations, each fund’s investments and operations are limited by the requirements of the Order.

19)

All funds

“Investment Policies and Limitations” (SAI)

“Debt Securities”

C:

Since the funds may not invest in debt securities, please revise this section accordingly.

R:

We respectfully decline to revise the disclosure as it already states that the fund’s investment in debt securities is limited to short-term U.S. Treasury securities and exchange-traded notes.

20)

All funds

“Investment Policies and Limitations” (SAI)

“Futures”

C:

Since the Application does not permit short selling, the Staff requests we confirm that the funds will not engage in futures transactions that would violate this provision.

R:

The funds will not engage in futures transactions that would violate this provision.

21)

All funds

“Investment Policies and Limitations” (SAI)

“Illiquid Investments”

“Each fund may hold no more than 15% of the value of its assets in illiquid investments.”

C:

The Staff requests we change the disclosure to “net assets.”

R:

We do not believe this level of specificity is required in the registration statement. Accordingly, we have not made the requested change.

22)

All funds

“Portfolio Transactions” (SAI)

“Non-U.S. Securities Transactions

“To facilitate trade settlement and related activities in non-U.S. securities transactions, the Adviser or its affiliates may effect spot foreign currency transactions with foreign currency dealers. In certain circumstances, due to local law and regulation, logistical or operational challenges, or the process for settling securities transactions in certain markets (e.g., short settlement periods), spot currency transactions may be effected on behalf of funds by parties other than the Adviser or its affiliates, including funds' custodian banks (working through sub-custodians or agents in the relevant non-U.S. jurisdiction) or broker-dealers that executed the related securities transaction.”

C:

The Staff requests we explain supplementally how the transactions discussed in this section would work in practice and whether these transactions would be consistent with the investment limitations of the exemptive Application.

R:

As the funds may invest in common stocks listed on a foreign exchange that trade contemporaneously with fund shares (e.g., Canadian securities), the disclosure in this section is applicable to the funds. Accordingly, we have retained the disclosure.